UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                     No          X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                     No          X

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006

INDEX

PART I:       FINANCIAL INFORMATION                                                                           PAGE

Item 1.  Financial Statements (Unaudited)

                Report of Independent Registered Public Accounting Firm...................................      3

                Unaudited Consolidated Statements of Income
                       for the three months ended March 31, 2006 and 2005.................................      4

                Unaudited Consolidated Balance Sheets
                       as at March 31, 2006 and December 31, 2005.........................................      5

                Unaudited Consolidated Statements of Cash Flows

ITEM 1 — FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Shipping Corporation

We have reviewed the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of March 31, 2006 and the related consolidated statements of income and cash flows for the three months ended March 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, and in our report dated February 21, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada, May 2, 2006	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                                                                 Three Months Ended March 31,
                                                                                    2006              2005
                                                                                      $                 $
                                                                             ----------------- -----------------

VOYAGE REVENUES                                                                    525,996           517,411
---------------------------------------------------------------------------- ----------------- -----------------

OPERATING EXPENSES
Voyage expenses                                                                    133,611            98,529
Vessel operating expenses                                                           53,224            54,440
Time-charter hire expense                                                          104,424           108,582
Depreciation and amortization                                                       50,484            54,083
General and administrative (note 9)                                                 40,260            33,698
Gain on sale of vessels (note 11)                                                     (607)         (101,853)
Restructuring charge (note 12)                                                       1,887                 -
---------------------------------------------------------------------------- ----------------- -----------------
Total operating expenses                                                           383,283           247,479
---------------------------------------------------------------------------- ----------------- -----------------

Income from vessel operations                                                      142,713           269,932
---------------------------------------------------------------------------- ----------------- -----------------

OTHER ITEMS
Interest expense                                                                   (36,758)          (37,697)
Interest income                                                                     12,101             8,230
Equity income from joint ventures                                                    1,145             2,827
Foreign exchange (loss) gain (note 6)                                              (11,464)           25,874
Other - net (note 12)                                                               (6,033)            9,880
---------------------------------------------------------------------------- ----------------- -----------------
Total other items                                                                  (41,009)            9,114
---------------------------------------------------------------------------- ----------------- -----------------

Net income (note 13)                                                               101,704           279,046
============================================================================ ================= =================
Earnings per common share (note 15)
     - Basic                                                                          1.41              3.41
     - Diluted                                                                        1.35              3.19
Weighted average number of common shares
     - Basic                                                                    72,153,868        81,712,320
     - Diluted                                                                  75,230,591        87,467,141
============================================================================ ================= =================

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                    As at             As at
                                                                                   March 31,        December 31,
                                                                                     2006              2005
                                                                                      $                 $
                                                                             ---------------- -----------------
ASSETS
Current
Cash and cash equivalents (note 6)                                                 257,003           236,984
Restricted cash  (note 8)                                                          155,952           152,286
Accounts receivable                                                                157,555           151,732
Vessels held for sale (note 11)                                                      3,091                 -
Net investment in direct financing leases - current                                 19,749            20,240
Prepaid expenses and other assets                                                   99,509            69,175
---------------------------------------------------------------------------- ----------------- -----------------
Total current assets                                                               692,859           630,417
---------------------------------------------------------------------------- ----------------- -----------------
                                                                                   567,517           158,798
Restricted cash (note 8)

Vessels and equipment (note 6)
At cost, less accumulated depreciation of  $751,346
    (December 31, 2005 -  $766,696)                                              2,496,853         2,536,002
Vessels under capital leases, at cost, less accumulated
    depreciation of $40,880 (December 31, 2005 - $35,574) (note 8)                 707,255           712,120
Advances on newbuilding contracts (note 10)                                        224,283           473,552
---------------------------------------------------------------------------- ----------------- -----------------
Total vessels and equipment                                                      3,428,391         3,721,674
---------------------------------------------------------------------------- ----------------- -----------------
Net investment in direct financing leases                                           98,305           100,996
Investment in joint ventures (note 10)                                             147,689           145,448
Other assets                                                                       201,653           113,590
Intangible assets - net (note 4)                                                   248,590           252,280
Goodwill (note 4)                                                                  170,897           170,897
---------------------------------------------------------------------------- ----------------- -----------------
                                                                                 5,555,901         5,294,100
============================================================================ ================= =================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                                                    43,508            40,908
Accrued liabilities                                                                104,214           125,878
Current portion of long-term debt (note 6)                                          22,589           159,053
Current obligation under capital leases (note 8)                                   146,250           139,001
---------------------------------------------------------------------------- ----------------- -----------------

Total current liabilities                                                          316,561           464,840
---------------------------------------------------------------------------- ----------------- -----------------
Long-term debt (note 6)                                                          1,938,846         1,686,190
Obligation under capital leases (note 8)                                           416,342           415,234
Loan from joint venture partner (note 7)                                            33,905            33,500
Other long-term liabilities                                                        178,877           174,991
---------------------------------------------------------------------------- ----------------- -----------------
Total liabilities                                                                2,884,531         2,774,755
---------------------------------------------------------------------------- ----------------- -----------------
Commitments and contingencies (notes 8, 10 and 14)

Minority interest                                                                  284,350           282,803

Stockholders' equity
Capital stock (note 9)                                                             590,046           471,784
Additional paid-in capital (note 9)                                                  2,011                 -
Retained earnings                                                                1,797,987         1,833,588
Accumulated other comprehensive loss (note 14)                                      (3,024)          (68,830)
---------------------------------------------------------------------------- ----------------- -----------------
Total  stockholders' equity                                                      2,387,020         2,236,542
---------------------------------------------------------------------------- ----------------- -----------------

Total  liabilities and stockholders' equity                                      5,555,901         5,294,100
============================================================================ ================= =================

         The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                 Three Months Ended March 31,
                                                                                    2006              2005
                                                                                     $                 $
                                                                             ---------------- -----------------

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income                                                                         101,704           279,046
Non-cash items:
     Depreciation and amortization                                                  50,484            54,083
     Gain on sale of vessels                                                          (607)         (101,853)
     Loss on repurchase of bonds                                                       375                 -
     Equity income (net of dividends received: March 31, 2006 - $2,500;
        March 31, 2005 - $4,154)                                                     1,355             1,327
     Income taxes                                                                    3,784           (13,898)
     Employee stock option compensation (note 9)                                     2,011                 -
     Unrealized foreign exchange (gain) loss and other - net                        14,536           (34,991)
Change in non-cash working capital items related to operating activities           (62,330)           (5,471)
Expenditures for drydocking                                                         (1,663)           (4,498)
---------------------------------------------------------------------------- ----------------- -----------------

Net operating cash flow                                                            109,649           173,745
---------------------------------------------------------------------------- ----------------- -----------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                       449,252           157,817
Capitalized loan costs                                                              (2,459)             (283)
Scheduled repayments of long-term debt                                              (3,809)          (49,078)
Prepayments of long-term debt                                                     (194,375)         (357,588)
Repayments of capital lease obligations                                             (2,448)           (1,956)
(Increase) decrease in restricted cash                                            (398,477)            3,247
Distribution by subsidiaries to minority owners                                     (4,745)                -
Issuance of common stock upon exercise of stock options                              1,517             6,660
Repurchase of common stock (note 9)                                               (147,824)          (67,618)
Cash dividends paid                                                                (15,058)          (11,290)
---------------------------------------------------------------------------- ----------------- -------------------

Net financing cash flow                                                           (318,426)         (320,089)
---------------------------------------------------------------------------- ----------------- -------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                             (84,399)          (61,587)
Proceeds from sale of vessels and equipment                                        312,972           339,801
Investment in joint venture                                                         (2,664)                -
Investment in direct financing leases                                               (1,609)           (7,157)
Repayment of direct financing leases                                                 4,496             2,565
---------------------------------------------------------------------------- ----------------- ------------------

Net investing cash flow                                                            228,796           273,622
---------------------------------------------------------------------------- ----------------- ------------------

Increase in cash and cash equivalents                                               20,019           127,278
Cash and cash equivalents, beginning of the period                                 236,984           427,037
---------------------------------------------------------------------------- ----------------- ------------------

Cash and cash equivalents, end of the period                                       257,003           554,315
============================================================================ ================= ==================

        The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Segment Reporting

The Company has three reportable segments: its spot tanker segment, its fixed-rate tanker segment, and its fixed-rate liquefied natural gas (or LNG) segment. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate tanker segment consists of shuttle tankers, floating storage and offtake vessels, liquid petroleum gas carriers and conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts or contracts of affreightment. The Company’s fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the three months ended March 31, 2006 and 2005:

         --------------------------------------- ---------------- ---------------- ---------------- ----------------
                                                    Fixed-Rate        Fixed-Rate         Spot
                                                      Tanker             LNG            Tanker
                                                      Segment          Segment          Segment           Total
         Three months ended March 31, 2006               $                $                $                $
         --------------------------------------- ---------------- ---------------- ---------------- ----------------

         Voyage revenues - external.............      195,669           23,700          306,627          525,996
         Voyage expenses........................       23,132                -          110,479          133,611
         Vessel operating expenses..............       34,883            3,693           14,648           53,224
         Time-charter hire expense..............       49,921                -           54,503          104,424
         Depreciation and amortization..........       29,611            7,678           13,195           50,484
         General and administrative(1)..........       14,539            3,381           22,340           40,260
         Gain on sale of vessels................         (105)               -             (502)            (607)
         Restructuring charge...................            -                -            1,887            1,887
                                                 ---------------- ---------------- ---------------- ----------------
         Income from vessel operations(2).......       43,688            8,948           90,077          142,713
                                                 ================ ================ ================ ================

         Voyage revenues - intersegment.........        1,133                -                -            1,133
         Total assets as at March 31, 2006......    2,029,070        1,905,687          967,531        4,902,288

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

         --------------------------------------- ---------------- ---------------- ---------------- ----------------
                                                     Fixed-Rate       Fixed-Rate         Spot
                                                      Tanker             LNG            Tanker
                                                      Segment          Segment          Segment           Total
         Three months ended March 31, 2005               $                $                $                $
         --------------------------------------- ---------------- ---------------- ---------------- ----------------

         Voyage revenues - external.............      172,162           24,265          320,984          517,411
         Voyage expenses........................       14,285               48           84,196           98,529
         Vessel operating expenses..............       32,290            4,343           17,807           54,440
         Time-charter hire expense..............       42,366                -           66,216          108,582
         Depreciation and amortization..........       30,695            7,522           15,866           54,083
         General and administrative (1).........       12,433            2,940           18,325           33,698
          Gain on sale of vessels...............       (4,884)               -          (96,969)        (101,853)
                                                 ---------------- ---------------- ---------------- ----------------
         Income from vessel operations(2).......       44,977            9,412          215,543          269,932
                                                 ================ ================ ================ ================

         Voyage revenues - intersegment.........        1,133                -                -            1,133
         Total assets as at March 31, 2005......    2,008,725        1,498,015          966,559        4,473,299

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	The Company’s subsidiary, Teekay LNG Partners L.P., contributed $19.1 million of income from vessel operations to the Company’s fixed-rate tanker segment and fixed-rate LNG segment for the three months ended March 31, 2006 (2005 – $nil).

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

                                                                                    As at               As at
                                                                                  March 31,          December 31,
                                                                                   2006                2005
                                                                                     $                   $
                                                                            ------------------- -------------------

         Fixed-rate tanker segment..........................................    2,029,070           2,050,122
         Fixed-rate LNG segment.............................................    1,905,687           1,753,289
         Spot tanker segment................................................      967,531             906,028
         Cash and restricted cash...........................................      270,681             244,510
         Accounts receivable and other assets...............................      382,932             340,151
                                                                            ------------------- -------------------
            Consolidated total assets ......................................    5,555,901           5,294,100
                                                                            =================== ===================
3.	Public Offerings of Teekay LNG Partners L.P.

On May 10, 2005, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed its initial public offering (or the Offering) of 6.9 million common units at a price of $22.00 per unit. During November 2005, Teekay LNG issued an additional 4.6 million common units at a price of $27.40 per unit (or the Follow-on Offering). As a result of these transactions, the Company recorded a $7.9 million increase to stockholders’ equity which represents the Company’s gain from the issuance of units for the Offering and Follow-on Offering.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The proceeds received from the public offerings and the use of those proceeds are summarized as follows:

                                                                                  Follow-On
                                                                  Offering         Offering            Total
                                                                     $                $                  $
        Proceeds received:                                  ----------------- ------------------ -----------------
         Sale of 6,900,000 common units at $22.00 per unit..      151,800                -            151,800
         Sale of 4,600,000 common units at $27.40 per unit..            -          126,040            126,040
                                                            ------------------ ------------------ -----------------
                                                                  151,800          126,040            277,840
                                                            ------------------ ------------------ -----------------
        Use of proceeds from sale of common units:
         Underwriting and structuring fees..................       10,473            5,042             15,515
         Professional fees and other offering expenses to
           third parties....................................        5,616              790              6,406
         Repayment of loans from Teekay Shipping
           Corporation......................................      129,400                -            129,400
         Purchase of three Suezmax tankers from Teekay
           Shipping Corporation.............................            -          120,208            120,208
         Working capital....................................        6,311                -              6,311
                                                            ------------------ ------------------ -----------------
                                                                  151,800          126,040            277,840
                                                            ------------------ ------------------ -----------------
Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG carriers and Suezmax class crude oil tankers, primarily consisting of vessels obtained through the Company’s acquisition of Teekay Spain in April 2004.

Immediately preceding the Offering, the Company entered into an omnibus agreement with Teekay LNG governing, among other things, when the Company and Teekay LNG may compete with each other and certain rights of first offering on LNG carriers and Suezmax tankers. Under the agreement, Teekay LNG has granted to the Company a 30-day right of first offering on any proposed (a) sale, transfer or other disposition of any of Teekay LNG’s Suezmax tankers or (b) re-chartering of any of Teekay LNG’s Suezmax tankers pursuant to a time-charter with a term of at least three years if the existing charter expires or is terminated early. Likewise, the Company has granted a similar right of first offer to Teekay LNG for any LNG carriers it might own.

Concurrently with Teekay LNG’s Follow-On Offering, the Company sold to Teekay LNG three double-hulled Suezmax tankers and related long-term, fixed-rate time charters for an aggregate price of $180 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit, are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the public offering, together with borrowings under its revolving credit facility and cash balances.

4.	Goodwill and Intangible Assets

The carrying amount of goodwill for the Company’s reporting segments is as follows:

                                                   Fixed-       Fixed-
                                                    Rate         Rate         Spot
                                                   Tanker         LNG        Tanker
                                                   Segment      Segment      Segment       Other       Total
                                                      $            $            $            $           $
                                                ------------ ------------ ------------ ------------ -----------
          Balance as of March 31, 2006
            and December 31, 2005...............   134,196       35,631            -        1,070     170,897
                                                ============ ============ ============ ============ ===========

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at March 31, 2006, intangible assets consisted of:
                                                       Weighted-
                                                        Average        Gross                             Net
                                                      Amortization    Carrying      Accumulated       Carrying
                                                        Period         Amount       Amortization       Amount
                                                        (years)           $               $               $
                                                   --------------- --------------- --------------- ---------------
          Contracts of affreightment...............      10.2          124,250         (48,767)         75,483
          Time-charter contracts...................      19.2          182,552         (15,641)        166,911
          Intellectual property....................       7.0            9,588          (3,392)          6,196
                                                   --------------- --------------- --------------- ---------------
                                                         15.4          316,390         (67,800)        248,590
                                                   =============== =============== =============== ===============
As at December 31, 2005, intangible assets consisted of:
                                                       Weighted-
                                                        Average        Gross                             Net
                                                      Amortization    Carrying      Accumulated       Carrying
                                                        Period         Amount       Amortization       Amount
                                                        (years)           $               $               $
                                                   --------------- --------------- --------------- --------------
          Contracts of affreightment...............      10.2          124,250         (45,748)         78,502
          Time-charter contracts...................      19.2          182,552         (13,358)        169,194
          Intellectual property....................       7.0            7,701          (3,117)          4,584
                                                   --------------- --------------- --------------- --------------
                                                         15.4          314,503         (62,223)        252,280
                                                   =============== =============== =============== ==============
Aggregate amortization expense of intangible assets for the three months ended March 31, 2006 and 2005 was $5.6 million and $6.3 million, respectively. Amortization of intangible assets for the next five fiscal years is expected to be $17.1 million (remainder of 2006), $21.8 million (2007), $20.7 million (2008), $19.7 million (2009), $17.6 million (2010) and $151.7 million (thereafter).

5.	Cash Flows

Cash interest paid by the Company during the three months ended March 31, 2006 and 2005 totaled approximately $36.3 million and $47.4 million, respectively.

6.	Long-Term Debt

                                                                                    March 31,       December 31,
                                                                                      2006              2005
                                                                                        $                $
                                                                                ---------------- ----------------
         Revolving Credit Facilities............................................     958,625          769,000
         Premium Equity Participating Security Units (7.25%) due May 18, 2006...           -          143,750
         Senior Notes (8.875%) due July 15, 2011................................     262,500          265,559
         U.S. Dollar-denominated Term Loans due through 2019....................     356,409          289,582
         EURO-denominated Term Loans due through 2023...........................     383,901          377,352
                                                                                ---------------- ----------------
                                                                                   1,961,435        1,845,243
         Less current portion...................................................      22,589          159,053
                                                                                ---------------- ----------------
            Total...............................................................   1,938,846        1,686,190
                                                                                ================ ================
As at March 31, 2006, the Company had six long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $1.7 billion, of which $709.4 million was undrawn. Interest payments are based on LIBOR (March 31, 2006 - 4.8%) plus margins; at March 31, 2006, the margins ranged between 0.50% and 1.20%. The amount available under the Revolvers reduces by $103.0 million (2006), $148.2 million (2007), $363.4 million (2008), $189.7 million (2009), $91.1 million (2010) and $772.6 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 49 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

On February 16, 2006, the Company issued 6,534,300 shares of its Common Stock upon settlement of the purchase contracts associated with its 7.25% Premium Equity Participating Security Units (or Equity Units). The Equity Units were issued in February 2003 and each consisted of a share purchase contract and a $25 principal amount subordinated note due May 18, 2006. On February 16, 2006, the Company repurchased the notes for net proceeds equal to 100% of their aggregate principal amount. The net proceeds were applied to satisfy the obligations of the holders of the Equity Units to purchase Company Common Stock under the related purchase contracts. The notes were subsequently cancelled and are no longer outstanding. The Equity Units are no longer outstanding.

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the three months ended March 31, 2006, the Company repurchased a principal amount of $3.0 million of the 8.875% Notes (see also Note 12).

The Company has two U.S. Dollar-denominated term loans outstanding, which, as at March 31, 2006, totaled $356.4 million. One term loan bears interest at a fixed rate of 4.06%. Interest payments on the second loan are based on LIBOR plus a margin. At March 31, 2006, the margins ranged between 0.90% and 1.05%. The U.S. Dollar-denominated term loans reduce in quarterly payments through 2019 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and are guaranteed by Teekay.

The Company has two Euro-denominated term loans outstanding, which, as at March 31, 2006 totaled 316.8 million Euros ($383.9 million). The Company used the loans in financing capital leases for two vessels. The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR (March 31, 2006 - 2.7%) plus a margin. At March 31, 2006, the margins ranged between 1.10% and 1.30%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the two vessels to which the loans relate, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized unrealized foreign exchange losses during the three months ended March 31, 2006 of $11.5 million ($25.9 million gain – 2005).

Certain loan agreements require that a minimum level of free cash be maintained. As at March 31, 2006, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain a minimum aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at March 31, 2006, this amount was $119.1 million.

7.	Loan from Joint Venture Partner

The Company has one U.S. Dollar-denominated loan outstanding due to a joint venture partner, which, as at March 31, 2006, totaled $33.9 million including accrued interest. This loan relates to a $33.5 million equity investment in Teekay Nakilat Holdings Corporation (or Teekay Nakilat) (which indirectly owns three LNG newbuilding carriers) by Qatar Gas Transport Company Ltd., who holds a 30% interest in Teekay Nakilat. During December 2005, this equity investment was converted to an interest-bearing shareholder loan at a fixed rate of 4.84%. The loan is unsecured and repayable on demand no earlier than twenty years from the delivery date of the last of the three LNG carriers.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

8.	Capital Leases and Restricted Cash

Capital Leases

Aframax and Suezmax Tankers. As at March 31, 2006, the Company was party to capital leases on one Aframax tanker and five Suezmax tankers. Under the terms of the lease arrangements, which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters, the Company is required to purchase these vessels after the end of their respective lease terms for a fixed price. The weighted-average annual interest rate implicit in these capital leases, at the inception of the leases, was 7.6%. The Aframax tanker capital lease is a fixed-rate capital lease. The Suezmax tanker capital leases are variable-rate capital leases, however, any change in the Company’s lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments the Company receives under the vessels’ time charter contract. As at March 31, 2006, the remaining commitments under these capital leases, including the purchase obligations, approximated $325.7 million, including imputed interest of $63.1 million, repayable as follows:

         Year                                                                                 Commitment
         2006..........................................................................    $22.2 million
         2007..........................................................................    149.2 million
         2008..........................................................................     12.7 million
         2009..........................................................................     12.6 million
         2010..........................................................................     92.2 million
         Thereafter....................................................................     36.8 million
LNG Carriers. As at March 31, 2006, the Company was a party to capital leases on two LNG carriers that are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at March 31, 2006, the weighted-average annual interest rate implicit in the Spanish tax leases was 5.7%. As at March 31, 2006, the commitments under these capital leases, including the purchase obligations, approximated 288.2 million Euros ($349.3 million), including imputed interest of 40.7 million Euros ($49.3 million), repayable as follows:

         Year                                                                          Commitment
         2006.........................................................    123.2 million Euros ($149.3 million)
         2007.........................................................     23.3 million Euros ($28.2 million)
         2008.........................................................     24.4 million Euros ($29.6 million)
         2009.........................................................     25.6 million Euros ($31.1 million)
         2010.........................................................     26.9 million Euros ($32.6 million)
         Thereafter...................................................     64.8 million Euros ($78.5 million)
During January 2006, the Company sold its shipbuilding contracts for three LNG carriers to SeaSpirit Leasing Limited (or SeaSpirit) for proceeds of $313.0 million. Concurrent with the sale, the Company entered into 30-year leases, commencing upon the completion of vessel construction, for these three LNG carriers.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Restricted Cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 252.3 million Euros ($305.7 million) as at March 31, 2006 and 249.0 million Euros ($295.0 million) at December 31, 2005. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at March 31, 2006 and December 31, 2005, the weighted-average interest rate earned on the deposits was 5.2%.

Under the terms of the leases for the three LNG newbuilding carriers, the Company is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. This amount was $395.3 million as at March 31, 2006. These cash deposits are restricted to being used for capital lease payments and have been funded with term loans and loans from the Company’s joint venture partners (see also Note 7 and 10). As at March 31, 2006, the weighted-average interest rate earned on the deposits was 4.7%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations. As at March 31, 2006 and December 31, 2005, these amounts were $22.5 million and $16.1 million, respectively.

9.	Capital Stock

Capital Stock

The authorized capital stock of Teekay at March 31, 2006 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. On February 16, 2006, the Company issued 6,534,300 shares of its Common Stock upon settlement of the purchase contracts associated with its Equity Units (see also Note 6). As at March 31, 2006, Teekay had 74,208,460 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

In April, July and December 2005, Teekay announced that its Board of Directors had authorized the repurchase of up to $225 million, $250 million and $180 million, respectively, of shares of its Common Stock in the open market. As at March 31, 2006, Teekay had repurchased 14,873,500 shares of Common Stock subsequent to such authorizations at an average price of $41.59 per share, for a total cost of $618.6 million. The total remaining share repurchase authorization at March 31, 2006 was approximately $36.4 million.

Share-Based Payments

Effective January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R) (or SFAS 123(R)), “Share-Based Payment”, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s net income for the three months ended March 31, 2006 is $2.0 million lower than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for the three months ended March 31, 2006 would have been $1.44 and $1.38, respectively, if the Company had not adopted SFAS 123(R), compared to reported basic and diluted earnings per share of $1.41 and $1.35, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Prior to January 1, 2006, the Company accounted for stock options under the recognition and measurement provision of APB Opinion No. 25 (or APB 25), “Accounting for Stock Issued to Employees,” using the intrinsic value method, as permitted by Statement of Financial Accounting Standards No. 123 (or SFAS 123), “Accounting for Stock-Based Compensation.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25.

The following table illustrates the effect on net income and earnings per share for the three month period ended March 31, 2005 had the Company applied the fair value recognition provisions of SFAS 123, as amended, to stock-based employee compensation.

                                                                                             Three Months
                                                                                            Ended March 31,
                                                                                                 2005
                                                                                                  $
                                                                                         ---------------------
         Net income - as reported........................................................      279,046
           Less: Total stock option compensation expense.................................        2,106
                                                                                         ---------------------
         Net income - pro forma..........................................................      276,940
                                                                                         =====================
          Basic earnings per common share:
           - As reported.................................................................         3.41
           - Pro forma...................................................................         3.39
         Diluted earnings per common share:
           - As reported.................................................................         3.19
           - Pro forma...................................................................         3.17
As at March 31, 2006, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 5,538,148 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. The options under the Plans have a 10-year term and vest equally over three years from the grant date, except for one grant of 50,000 options made in 2004 which will vest 100% on December 31, 2006. As at March 31, 2006, the number of options available for issuance under the Plans was 435,049. All outstanding options expire between May 28, 2006 and March 7, 2016, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the three months ended March 31, 2006 is as follows:

                                                                                    March 31, 2006
                                                                       -------------------- ---------------------
                                                                             Options          Weighted-Average
                                                                             (000's)           Exercise Price
                                                                                #                    $
                                                                       -------------------- ---------------------

         Outstanding at December 31, 2005.............                         4,160               24.81
         Granted......................................                         1,031               38.94
         Exercised....................................                           (80)              18.88
         Forfeited....................................                            (8)              34.74
                                                                       --------------------
         Outstanding at March 31, 2006................                         5,103               27.74
                                                                       --------------------
         Exercisable at March 31, 2006................                         3,324               21.47
                                                                       ====================
The weighted-average grant-date fair value of options granted during the three months ended March 31, 2006 was $11.30 per option. As at March 31, 2006, the intrinsic value of the outstanding stock options and exercisable stock options was $55.4 million and $53.8 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

A summary of the Company’s nonvested stock option activity and related information for the three months ended March 31, 2006 is as follows:

                                                                                   March 31, 2006
                                                                       -------------------- ---------------------
                                                                                              Weighted-Average
                                                                             Options             Grant Date
                                                                             (000's)             Fair Value
                                                                                #                    $
                                                                       -------------------- ---------------------

         Nonvested at December 31, 2005...............                         1,774                9.75
         Granted......................................                         1,031               11.30
         Vested.......................................                        (1,019)               7.65
         Forfeited....................................                            (7)              11.00
                                                                       --------------------
         Nonvested at March 31, 2006..................                         1,779               11.85
                                                                       --------------------
As of March 31, 2006, there was $18.7 million of total unrecognized compensation cost related to nonvested stock options granted under the Plans. Recognition of this compensation is expected to be $6.8 million (2006), $7.0 million (2007), $4.2 million (2008) and $0.7 million (2009).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31% in 2006 and 35% in 2005, expected life of five years, dividend yield of 2.0% in 2006 and 1.5% in 2005, and risk-free interest rate of 4.8% in 2006 and 4.1% in 2005.

As at March 31, 2006, the Company had 423,894 remaining restricted stock units outstanding that were awarded in March 2005 as incentive based compensation. Each restricted stock unit is equal in value to one share of the Company’s Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the March 31, 2006 share price of $37.07 per share, these restricted stock units had a notional value of $15.7 million and will vest in equal amounts on March 31 and November 30, 2007. Upon vesting, 83,667 of the restricted stock units will be paid to the grantees in the form of cash, and 340,227 of the restricted stock units will be paid to the grantees in the form of cash or shares of Teekay’s Common Stock, at the election of the grantee. Shares of Teekay’s Common Stock issued as payment of the restricted stock units will be purchased in the open market by the Company. On March 31, 2006, 207,399 restricted stock units with a market value of $7.6 million vested and that amount was paid to grantees in cash. During the three months ended March 31, 2006 and 2005, the Company recorded an expense of $2.9 million and $0.8 million, respectively, related to the vested and unvested restricted stock units, which is primarily included in general and administrative expenses.

10.	Commitments and Contingencies

a) Vessels Under Construction

As at March 31, 2006, the Company was committed to the construction of two Aframax tankers, six Suezmax tankers and four product tankers scheduled for delivery between November 2006 and August 2009, at a total cost of approximately $676.6 million, excluding capitalized interest. As at March 31, 2006, payments made towards these commitments totaled $111.8 million, excluding $7.4 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $431.1 million of the unpaid cost of these vessels. The Company intends to finance the remaining unpaid amount of $133.7 million through incremental debt or surplus cash balances, or a combination thereof. As at March 31, 2006, the remaining payments required to be made under these newbuilding contracts were $141.8 million in 2006, $105.7 million in 2007, $280.6 million in 2008 and $36.7 million in 2009. Two of the Aframax tankers will be subject to 10-year time charters to Skaugen PetroTrans Inc., a joint venture of the Company, upon delivery scheduled for 2008.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at March 31, 2006, the Company was committed to the construction of two LNG carriers scheduled for delivery in November 2008 and January 2009. The Company has entered into these transactions with a joint venture partner who has taken a 30% interest in the vessels and related long-term, fixed-rate time charter contracts. The total cost of these LNG carriers is approximately $376.9 million (including the joint venture partner’s share of $113.1 million), excluding capitalized interest. As at March 31, 2006, payments made towards these commitments totaled $82.3 million (including the joint venture partner’s 30% share of $24.7 million), excluding $5.0 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at March 31, 2006, the remaining payments required to be made under these contracts (including the joint venture partner’s 30% share) were, $184.9 million in 2007, $73.6 million in 2008 and $36.1 million in 2009. Upon delivery, these two LNG carriers will be subject to 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, the Company is required to offer its ownership interest in these two vessels and related charter contracts to Teekay LNG.

As at March 31, 2006, the Company was committed to lease three LNG carriers scheduled for delivery between October 2006 and April 2007. The Company has entered into these transactions with joint venture partners who have taken a 30% interest in the vessel leases and related long-term, fixed-rate time charter contracts. All amounts below include the joint venture partners' 30% share. During January 2006, the Company sold three LNG carrier shipbuilding contracts to SeaSpirit Leasing Limited for proceeds of $313.0 million, which approximated the accumulated construction costs incurred to that date. Concurrent with the sale, the Company entered into 30-year leases, commencing upon the completion of vessel construction, for these three LNG carriers. The proceeds from the sale were used to partially fund restricted cash deposits. During vessel construction, the amount of restricted cash approximates the accumulated vessel construction costs. Under the terms of the leases and upon vessel delivery, the Company is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The Company is committed to funding an additional $137.2 million of restricted cash deposits ($68.6 million – 2006 and $68.6 million – 2007) throughout the remainder of the construction period. The Company has long-term financing arrangements in place to fund these remaining commitments.

These three LNG carriers will be subject to 20-year, fixed-rate time charters to Ras Laffan Natural Gas Co. Limited (II), a joint venture between Qatar Gas Transport Company Ltd. and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. Pursuant to existing agreements, the Company has agreed to sell to Teekay LNG its ownership interest in these three vessels and related charter contracts.

As at March 31, 2006, the Company had options to have constructed four LNG carriers at predetermined prices. The options for two of these carriers, which are scheduled for delivery between 2009 and 2010, expire on June 5, 2006. If the options are exercised, the $6.0 million cost for the options will be applied to the first construction installment payments. During February 2006, options to order two other LNG carriers expired. Of the $6.0 million cost of these options, $3.0 million was forfeited and expensed in other – net (see Note 12), and $3.0 million is to be applied against any LNG newbuildings which the Company may order at this particular shipyard during 2006.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

b) Vessel Purchases and Conversions

In February 2006, the Company announced that it has been awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company (or FIC), a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A. (or Petrobras). In connection with these contracts, the Company has exercised the purchase option on a 2000-built Aframax tanker presently trading as part of the Company’s spot rate chartered-in fleet and has acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers between December 2006 and February 2007. The purchase price for these two vessels, including conversion costs, is approximately $169.3 million. As of March 31, 2006, the Company has paid $8.5 million of such amount. The third vessel that will be employed under these contracts is a 2003-built Suezmax shuttle tanker which is already operating in the Company’s shuttle tanker fleet. Upgrade costs for this vessel are expected to be approximately $11.5 million and to be completed in July 2006.

c) Joint Ventures

In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company is entering into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company’s 40% portion is $400.7 million), excluding capitalized interest. As at March 31, 2006, payments made towards these commitments by the joint venture company totaled $200.3 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $80.1 million). Long-term financing arrangements existed for all of the remaining $801.3 million unpaid cost of these LNG carriers. As at March 31, 2006, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $200.8 million in 2006, $400.2 million in 2007 and $200.3 million in 2008.

Under the terms of a joint venture agreement with an entity controlled by the former controlling shareholder of Teekay Shipping Spain S.L., Teekay will make capital contributions to the joint venture company of $50.0 million in share premium. If Teekay has not contributed the $50.0 million equity prior to April 30, 2007, it will be required to pay the other partner up to $25.0 million calculated by a pre-determined formula based on the occurrence of certain future events.

Teekay and certain of its subsidiaries have guaranteed their share of the outstanding mortgage debt in five 50%-owned joint venture companies. As at March 31, 2006, Teekay and these subsidiaries had guaranteed $119.6 million, or 50% of the total $239.2 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of five shuttle tankers.

d) Long-Term Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (or the Vision Plan) to reward exceptional corporate performance and shareholder returns. This Vision Plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the Market Value Added). The Vision Plan terminates on December 31, 2010. Under the Vision Plan, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and Market Value Added is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

In 2008, if the Vision Plan’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the Vision Plan award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in each of 2008 and 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The Economic Profit contributions added to the award pool each quarter are accrued when incurred. The estimated Market Value Added contributions are accrued on a straight-line basis from the date of plan approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the Market Value Added contribution are accrued on a straight-line basis until December 31, 2010. During the three months ended March 31, 2006 and 2005, the Company accrued $3.9 million and $5.1 million, respectively, of the Vision Plan contributions in general and administrative expenses.

e) Other

The Company has been awarded a contract by a consortium of major oil companies to construct and install on seven of its shuttle tankers volatile organic compound emissions plants, which reduce emissions during cargo operations. These plants are leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2006 at a total cost of approximately $105.1 million. As at March 31, 2006, the Company had made payments towards these commitments of approximately $85.4 million. As at March 31, 2006, the remaining payments required to be made towards these commitments were $19.7 million in 2006.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.	Vessel Sales and Vessels Held for Sale

During February 2005, the Company entered into an agreement to sell one shuttle tanker built in 1981. The Company expects to record a gain of approximately $6.1 million relating to the sale upon delivery in the third quarter of 2006. The vessel is presented on the March 31, 2006 balance sheet as vessel held for sale.

During the three months ended March 31, 2006, the Company sold the shipbuilding contracts for three LNG carriers to SeaSpirit and was reimbursed for previously paid shipyard installments and other construction costs in the amount of $313.0 million (see also Note 8).

In March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease. The Company is also amortizing a deferred gain from the sale and lease back pursuant to operating leases of three vessels sold in December 2003. The results for the three months ended March 31, 2006 and 2005 include $0.7 million and $0.6 million, respectively, of amortization of these deferred gains.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

12.	Restructuring Charge and Other – net

                                                                                        Three Months Ended
                                                                                    March 31,        March 31,
                                                                                       2006            2005
                                                                                         $               $
                                                                                  --------------- ---------------
         Minority interest expense................................................     (1,264)           (593)
         Loss on bond redemption (note 6).........................................       (375)              -
         Income tax (expense) recovery............................................     (3,784)          9,317
         Loss on expiry of options to construct LNG carriers......................     (3,102)              -
         Miscellaneous............................................................      2,492           1,156
                                                                                  --------------- ---------------
         Other - net..............................................................     (6,033)          9,880
                                                                                  =============== ===============
During the three months ended March 31, 2006, the Company incurred $1.9 million of restructuring costs primarily relating to the relocation of certain operational functions. During the remainder of 2006, the Company expects to incur approximately $5.0 million of further restructuring charges to complete the relocation.

13.	Comprehensive Income

                                                                                        Three Months Ended
                                                                                    March 31,        March 31,
                                                                                       2006            2005
                                                                                         $               $
                                                                                  --------------- ---------------
         Net income...............................................................    101,704         279,046
         Other comprehensive income:
            Unrealized gain on marketable securities..............................      2,265               -
            Unrealized gain on derivative instruments.............................     60,595           4,776
            Reclassification adjustment for loss on derivative
               instruments included in net income.................................      2,947          15,236
                                                                                  --------------- ---------------
           Comprehensive income...................................................    167,511         299,058
                                                                                  =============== ===============
14.	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at March 31, 2006, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 771.8 million, Canadian Dollars 29.8 million, Euros 11.3 million, Australian Dollars 10.5 million and British Pounds 7.0 million for U.S. Dollars at an average rate of Norwegian Kroner 6.53 per U.S. Dollar, Canadian Dollar 1.18 per U.S. Dollar, Euro 0.83 per U.S. Dollar, Australian Dollar 1.38 per U.S. Dollar and British Pound 0.57 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $112.0 million in 2006; and $64.9 million in 2007.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at March 31, 2006, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

                                                                              Fair Value/    Weighted-
                                                                               Carrying       Average      Fixed
                                                    Interest      Principal    Amount of     Remaining    Interest
                                                      Rate         Amount      Liability       Term        Rate
                                                      Index           $            $          (years)     (%) (1)
                                                  ------------- ------------ ------------- ------------ ------------
         LIBOR-Based Debt:
          U.S. Dollar-denominated interest
           rate swaps..............................   LIBOR        387,519       29,198        30.8         4.9
         U.S. Dollar-denominated interest
            rate swaps.............................   LIBOR        520,000       18,555         6.7         4.7
         U.S. Dollar-denominated interest
            rate swaps (2).........................   LIBOR      1,025,000        9,254        16.1         5.3
         LIBOR-Based Restricted Cash Deposit:
         U.S. Dollar-denominated interest rate
           swaps...................................   LIBOR        392,137      (35,050)       30.8         4.8
         EURIBOR-Based Debt:
         Euro-denominated interest rate
            swaps (3) (4)..........................  EURIBOR       383,901        7,867        18.2         3.8

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of March 31, 2006 ranged from 1.1% to 1.3%.
(2)	Inception dates of swaps are 2006 ($224 million), 2007 ($226 million) and 2009 ($575 million).
(3)	Principal amount reduces monthly to 70.1 million Euros ($84.9 million) by the maturity dates of the swap agreements.
(4)	Principal amount is the U.S. Dollar equivalent of 316.8 million Euros.

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company’s exposure to the spot charter market. As at March 31, 2006, the Company was committed to forward freight agreements totaling 5.8 million metric tonnes with an aggregate notional principal amount of $37.6 million. The forward freight agreements expire between April and December 2006.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at March 31, 2006, the Company was committed to contracts totalling 32,700 metric tonnes with a weighted-average price of $294.16 per tonne. The fuel swap contracts expire between April and December 2006.

The Company is exposed to credit loss in the event of non-performance by the counter parties to the foreign exchange forward contracts, interest rate swap agreements, forward freight agreements and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counter parties.

During the three months ended March 31, 2006, the Company recognized a net gain of $0.2 million ($0.1 million loss – 2005), relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.

As at March 31, 2006 and December 31, 2005, the Company’s accumulated other comprehensive loss consisted of the following components:

                                                                       March 31, 2006          December 31, 2005
                                                                             $                         $
                                                                   ----------------------- -----------------------

         Unrealized loss on derivative instruments.................        (3,941)                  (67,482)
         Unrealized gain (loss) on marketable securities...........           917                    (1,348)
                                                                   ----------------------- -----------------------
                                                                           (3,024)                  (68,830)
                                                                   ======================= =======================

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

15.	Earnings Per Share

                                                                                   Three Months Ended
                                                                              March 31,                March 31,
                                                                               2006                     2005
                                                                                $                         $
                                                                      ----------------------- -----------------------
         Net income available for common stockholders.................       101,704                   279,046
                                                                      ----------------------- -----------------------

         Weighted-average number of common shares.....................    72,153,868                81,712,320
         Dilutive effect of employee stock options and restricted
             stock awards.............................................     1,622,333                 2,385,705
         Dilutive effect of Equity Units..............................     1,454,390                 3,369,116
                                                                      ----------------------- -----------------------
         Common stock and common stock equivalents....................    75,230,591                87,467,141
                                                                     ======================= =======================
         Earnings per common share:
           - Basic....................................................        1.41                      3.41
           - Diluted..................................................        1.35                      3.19
For the three months ended March 31, 2006 and 2005, the anti-dilutive effect of 1.6 million shares and 0.6 million shares, respectively, attributable to outstanding stock options was excluded from the calculations of diluted earnings per share.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services. We estimate that we transported more than 10 percent of the world’s seaborne oil in 2005. Through our publicly listed subsidiary, Teekay LNG Partners L.P. (or Teekay LNG), we have expanded into the liquefied natural gas (or LNG) shipping sector. As at March 31, 2006, our fleet (excluding vessels managed for third parties) consisted of 140 vessels (including 42 vessels time-chartered-in, 21 newbuildings on order, and five vessels owned through joint ventures). Our conventional oil tankers (including newbuildings) provide a total cargo-carrying capacity of approximately 16.0 million deadweight tonnes (or mdwt), and our LNG and liquid petroleum gas carriers (including newbuildings) have total cargo-carrying capacity of approximately 2.2 million cubic meters.

Our voyage revenues are derived from:

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate;
•	Time charters and bareboat charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component, based on inflation, interest rates or current market rates; and
•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The table below illustrates the primary distinctions among these types of charters and contracts:

                                                                                        Contract of
                              Voyage Charter(1)   Time-Charter      Bareboat-Charter    Affreightment
Typical contract length.......Single voyage       One year or more  One year or more    One year or more
Hire rate basis(2)............Varies              Daily             Daily               Typically daily
Voyage expenses(3)............We pay              Customer pays     Customer pays       We pay
Vessel operating expenses(3)..We pay              We pay            Customer pays       We pay
Off-hire(4)...................Customer does not   Varies            Customer            Customer typically
                              pay                                   typically pays      does not pay

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)	Defined below under "Important Financial and Operational Terms and Concepts."
(4)	“Off-hire” refers to the time a vessel is not available for service.

Segments

Our fleet is divided into three main segments: the fixed-rate tanker segment, the fixed-rate LNG segment and the spot tanker segment.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and offtake vessels, a liquid petroleum gas carrier, and conventional crude oil, methanol and product tankers on long-term, fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker business, which is operated through our business unit Teekay Navion Shuttle Tankers, includes the shuttle tanker operations of our subsidiaries Navion AS and Ugland Nordic Shipping AS. This business unit provides services to oil companies, primarily in the North Sea, under long-term, fixed-rate contracts of affreightment or time-charter contracts. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. As at March 31, 2006, we had on order, for our fixed-rate tanker segment, two newbuilding conventional crude oil Aframax tankers. Upon their deliveries, which are scheduled for January and March 2008, the vessels will commence 10-year time charters to our Skaugen PetroTrans joint venture.

In February 2006, we were awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company (or FIC), a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A. (or Petrobras). In connection with these contracts, we have exercised the purchase option on a 2000-built Aframax tanker presently trading as part of our spot rate chartered-in fleet and have acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers between December 2006 and February 2007. The purchase price for these two vessels, including conversion costs, is approximately $169.3 million. The third vessel that will be employed under these contracts is a 2003-built Suezmax shuttle tanker which is already operating in our shuttle tanker fleet. Upgrade costs for this vessel are expected to be approximately $11.5 million and to be completed in July 2006.

Fixed-Rate LNG Segment

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time charter contracts. We entered the LNG shipping sector through our acquisition of Teekay Shipping Spain, S.L. (or Teekay Spain) on April 30, 2004. Our fixed-rate LNG segment includes four LNG carriers acquired as part of the Teekay Spain acquisition.

During January 2006, we entered into sale-leaseback transactions with SeaSpirit Leasing Limited (or SeaSpirit) relating to the three LNG carriers that will provide service under long-term contracts with Ras Lafan Liquefied Natural Gas Co. Limited II (or RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. In connection with the sale-leaseback transactions, we sold the shipbuilding contracts to SeaSpirit and entered into 30-year leases for the three LNG carriers. SeaSpirit reimbursed us $313.0 million for previously paid shipyard installments and other construction costs. We used these proceeds to fund restricted cash deposits relating to the capital leases. The benefits of this lease arrangement are expected to reduce the equity portion of our 70% interest in the three newbuildings by approximately $40 million, from approximately $93 million to approximately $53 million. The deliveries of these newbuildings are scheduled for the fourth quarter of 2006 and the first half of 2007.

As at March 31, 2006, we had six newbuilding LNG carriers on order. Two of these carriers, in which we have a 70% interest, will commence service under 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc, upon vessel deliveries, which are scheduled for late 2008 and early 2009. We will have operational responsibility for the vessels in this project. In accordance with an existing agreement, we are required to offer our ownership interest in these carriers and related charter contracts to Teekay LNG. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk.

The other four newbuilding LNG carriers, in which we have a 40% interest, will commence service under 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation, upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project is held by Qatar Gas Transport Company Ltd. We will have operational responsibility for the vessels in this project. Under the charters, Qatar Gas Transport Company Ltd. may assume operational responsibility beginning 10 years following delivery of the vessels. In accordance with an existing agreement, we are required to offer our ownership interest in these vessels and related charter contracts to Teekay LNG.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Substantially all of our conventional Aframax and large product and small product tankers are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. As at March 31, 2006, we had four large product tankers scheduled to be delivered between November 2006 and April 2007 and six Suezmax tankers scheduled to be delivered between August 2008 and August 2009.

Public Offerings by Teekay LNG Partners L.P.

On May 10, 2005, Teekay LNG sold, as part of an initial public offering, 6.9 million of its common units at $22.00 per unit for proceeds of $135.7 million, net of $16.1 million of commissions and other expenses associated with the offering.

In November 2005, Teekay LNG completed a follow-on public offering of 4.6 million common units at a price of $27.40 per unit. Proceeds from the follow-on offering were $120.2 million, net of an estimated $5.8 million of commissions and other expenses associated with the offering. As of March 31, 2006, we owned a 67.8% interest in Teekay LNG, including our 2% general partner interest. Please read Item 1 – Financial Statements: Note 3 – Public Offerings of Teekay LNG Partners L.P.

Sale of Three Suezmax Tankers to Teekay LNG Partners L.P.

In November 2005, we sold to Teekay LNG three double-hulled Suezmax class crude oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit, are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the previously-mentioned follow-on public offering of its common units, together with borrowings under a revolving credit facility and cash balances.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues primarily include revenues from voyage charters, time charters and contracts of affreightment. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between voyage charters, time charters and contracts of affreightment. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Forward Freight Agreements. We are exposed to market risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of our exposure to the spot charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as voyage revenues in income. The ineffective portion of a change in fair value is immediately recognized into income through voyage revenues.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters and contracts of affreightment. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. Under all types of charters for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses and depreciation and amortization, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters, contracts of affreightment and intellectual property where amounts have been attributed to those items in acquisitions. These amounts are amortized over the period during which the asset is expected to contribute to our future cash flows.

Time Charter Equivalent Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net voyage revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or mandated surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-ship-days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar ship days in explaining changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrow under term loans and deposit the proceeds into restricted cash accounts and (b) enter into capital leases, or bareboat charters, for the vessels. The restricted cash deposits, together with interest earned thereon, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations, such as the lease agreements for the RasGas II LNG carriers. Please read Item 1 – Financial Statements: Note 8 – Capital Leases and Restricted Cash.

Tanker Market Overview

During the first quarter of 2006, crude oil tanker freight rates eased from the near record levels of the previous quarter but continued to remain firm compared to historical averages. Seasonal factors, hurricane-related crude production outages in the U.S. Gulf, and a significant increase in crude import volumes into China, were key drivers for the crude tanker market.

Product tanker rates during the first quarter of 2006 continued to remain at the firm levels experienced in the fourth quarter of 2005, driven largely by hurricane-related refinery disruptions in the U.S. Gulf which led to an increase in product imports from longer-haul sources.

Early in the second quarter of 2006, tanker freight rates declined as a result of heavier than usual refinery maintenance in the United States and Asia, planned maintenance at some oil fields in the North Sea, and production disruptions in Nigeria. However, freight rates started to recover toward the end of April as refinery maintenance in the United States neared completion, and gasoline inventories were being re-built to meet peak demand during the summer driving season.

Global oil demand, an underlying driver of oil tanker demand, increased to 84.9 million barrels per day (or mb/d) during the first quarter of 2006, an increase of 0.7 mb/d over the previous quarter and 0.4 mb/d higher than the first quarter of 2005. Global economic growth remains robust and as of April 2006, the International Monetary Fund raised its estimate for 2006 economic growth to 4.9%, continuing the strong growth experienced in 2005. On May 12, 2006, the International Energy Agency forecast average global oil demand of 84.8 mb/d for 2006, an increase of 1.2 mb/d, or 1.5%, from 2005. Oil demand growth is expected to accelerate during the second half of 2006, after bottoming in the seasonally weaker second quarter at 83.3 mb/d.

Global oil supply, a direct driver of oil tanker demand, averaged 84.6 mb/d during the first quarter of 2006, an increase of 0.4 mb/d over the previous quarter and 0.9 mb/d higher than the first quarter of 2005. OPEC production for the first quarter of 2006 was slightly lower than the previous quarter mainly as a result of production outages in Nigeria. Non-OPEC production rose by 0.5 mb/d, led by a recovery in U.S. Gulf offshore oil production.

The size of the world tanker fleet rose to 362.0 mdwt as of March 31, 2006, up 5.7 mdwt, or 1.6%, from the end of the fourth quarter of 2005. Deletions, including vessels converted for offshore projects and thus removed from the trading tanker fleet, aggregated 1.0 mdwt in the first quarter of 2006, compared to 0.5 mdwt in the previous quarter. Deliveries of tanker newbuildings during the first quarter of 2006 declined to 6.7 mdwt from 7.0 mdwt during the fourth quarter of 2005.

As of March 31, 2006, the world tanker orderbook stood at 98.8 mdwt, representing 27.3% of the world tanker fleet, compared to 85.4 mdwt, or 24.0%, as of December 31, 2005.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. Please read Item 1 – Financial Statements: Note 2 – Segment Reporting.

The following table compares our operating results by reportable segment for the three months ended March 31, 2006 and 2005, and compares our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for the three months ended March 31, 2006 and 2005 to voyage revenues, the most directly comparable GAAP financial measure:

----------------------------- ------------------------------------------ --------------------------------------------
                                         Three Months Ended                          Three Months Ended
                                           March 31, 2006                              March 31, 2005
                              ---------- ---------- ---------- --------- ---------- ---------- ----------- ----------
                             Fixed-Rate Fixed-Rate    Spot              Fixed-Rate Fixed-Rate    Spot
                               Tanker       LNG      Tanker               Tanker       LNG      Tanker
                               Segment    Segment    Segment   Total      Segment    Segment    Segment    Total
                              ($000's)   ($000's)   ($000's)  ($000's)   ($000's)   ($000's)   ($000's)   ($000's)
----------------------------- --------- ---------- --------- ---------- ---------- ---------- ---------- ----------

Voyage revenues............... 195,669    23,700    306,627   525,996    172,162     24,265    320,984    517,411
Voyage expenses...............  23,132         -    110,479   133,611     14,285         48     84,196     98,529
                              --------- --------- ---------- --------- ---------- ---------- ---------- ----------
Net voyage revenues........... 172,537    23,700    196,148   392,385    157,877     24,217    236,788    418,882
Vessel operating expenses.....  34,883     3,693     14,648    53,224     32,290      4,343     17,807     54,440
Time charter hire expense.....  49,921         -     54,503   104,424     42,366          -     66,216    108,582
Depreciation and amortization.  29,611     7,678     13,195    50,484     30,695      7,522     15,866     54,083
General and administrative(1).  14,539     3,381     22,340    40,260     12,433      2,940     18,325     33,698
Gain on sale of vessels.......    (105)        -       (502)     (607)    (4,884)         -    (96,969)  (101,853)
Restructuring  charge.........       -         -      1,887     1,887          -          -          -          -
                              --------- --------- ---------- --------- ---------- ---------- ---------- ----------
Income from vessel operations.  43,688     8,948     90,077   142,713     44,977      9,412    215,543    269,932
----------------------------- --------- --------- ---------- --------- ---------- ---------- ---------- ----------
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Fixed-Rate Tanker Segment

The following table provides a summary of the change in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

-------------------------------------------------- --------------------------------------------------------
                                                       Three Months Ended March 31,
-------------------------------------------------- ------------------------------------- ------------------
                                                          2006                2005             Percentage
                                                     (Calendar Days)     (Calendar Days)         Change
                                                                                                  (%)
-------------------------------------------------- ------------------ ------------------ ------------------

Owned Vessels.....................................        3,600              3,757               (4.2)
Chartered-in Vessels..............................        1,440              1,279               12.6
-------------------------------------------------- ------------------ ------------------ ------------------
Total.............................................        5,040              5,036                0.1
-------------------------------------------------- ------------------ ------------------ ------------------

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased slightly for the three months ended March 31, 2006, compared to the same period last year. This increase was primarily the result of:

•	the delivery of a Suezmax tanker newbuilding in July 2005;

•	the inclusion of an Aframax tanker, previously operating in our spot tanker segment, that commenced service under a long-term charter during the fourth quarter of 2005 (the Aframax Transfer);

•	the inclusion of a chartered-in VLCC, previously operating in our spot tanker segment, that commenced service under a long-term charter in April 2005 (the VLCC Transfer); and

partially offset by

•	the sale of two older shuttle tankers in 2005.

Net Voyage Revenues. Net voyage revenues increased by 9.3% to $172.5 million for the three months ended March 31, 2006, from $157.9 million for the same period last year, primarily due to:

•	an increase of $7.3 million from our shuttle tanker fleet for the three months ended March 31, 2006 compared to the same period in 2005, primarily due to unscheduled temporary shutdowns of oil production on three oil fields in the North Sea in the first quarter of 2005;

•	an increase of $6.8 million relating to the Aframax Transfer and VLCC Transfer;

•	an increase of $4.1 million relating to the Suezmax delivery in July 2005; and

partially offset by

•	a decrease of $4.2 million relating to the sale of two shuttle tankers during 2005.

During the first quarter of 2006, approximately 44% of our net voyage revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 38% in the same period last year, primarily due to the reduction in the contribution from our spot rate segment.

Vessel Operating Expenses. Vessel operating expenses increased 8.0% to $34.9 million for the three months ended March 31, 2006, from $32.3 million for the same period last year, primarily due to:

•	an increase of $2.2 million due to increased crew related costs, and repairs and maintenance relating to certain vessels in our shuttle tanker fleet;

•	an increase of $1.3 million for the three months ended March 31, 2006 from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain vessel operating expenses;

•	an increase of $0.6 million relating to the Aframax Transfer;

•	an increase of $0.5 million relating to the Suezmax delivery in July 2005; and

partially offset by

•	a decrease of $2.1 million from the sale of two older shuttle tankers during 2005.

Time-Charter Hire Expense. Time-charter hire expense increased 17.8% to $49.9 million for the three months ended March 31, 2006, compared to $42.4 million for the same period last year, primarily due to a 12.6% increase in the average number of vessels chartered-in and a 4.7% increase in the average per day time-charter rates on our shuttle tankers.

Depreciation and Amortization. Depreciation and amortization expense decreased 3.5 % to $29.6 million for the three months ended March 31, 2006, from $30.7 million for the same period last year, primarily due to:

•	a decrease of $1.0 million relating to a reduction in amortization from our contracts of affreightment that were acquired during 2003;

•	a decrease of $0.8 million relating to the sale of two older shuttle tankers during 2005, and the sale and leaseback of one shuttle tanker in 2005; and

partially offset by

•	an increase of $1.0 million relating to the Aframax Transfer and the Suezmax delivery during 2005 to our fixed-rate tanker segment.

Depreciation and amortization expense included amortization of drydocking costs of $2.0 million for the three months ended March 31, 2006, compared to $2.2 million for the same period last year, and includes amortization of contracts of $3.1 million for the three months ended March 31, 2006, compared to $4.1 million for the same period last year.

Gain on Sale of Vessel. Gain on sale of vessels for the three months ended March 31, 2006 reflects $0.1 million of amortization of a deferred gain on the sale and leaseback of one shuttle tanker in March 2005. Gain on sale of vessels for the three months ended March 31, 2005 reflects a gain of $4.9 million on the sale of an older shuttle tanker.

Fixed-Rate LNG Segment

The following table provides a summary of the change in calendar-ship-days for our fixed-rate LNG segment:

-------------------------------------------------- ------------------------------------- -----------------
                                                       Three Months Ended March 31,
-------------------------------------------------- ------------------------------------- -----------------
                                                          2006                2005             Percentage
                                                     (Calendar Days)     (Calendar Days)         Change
                                                                                                   (%)
-------------------------------------------------- ------------------ ------------------ ------------------
Owned Vessels.....................................          360                360                  -
-------------------------------------------------- ------------------ ------------------ ------------------

On May 10, 2005, our subsidiary Teekay LNG issued 6,900,000 common units as part of its initial public offering, effectively reducing our ownership of Teekay LNG to 77.7%. In November 2005, Teekay LNG issued an additional 4,600,000 common units, further reducing our ownership of Teekay LNG to 67.8%. Please read “ — Public Offerings by Teekay LNG Partners L.P.” above. As of March 31, 2006, all of the vessels in our fixed-rate LNG segment were owned by Teekay LNG. The results below reflect 100% of these vessels. The minority owners’ share of the results of these vessels is reflected as minority interest expense contained in other – net in our consolidated statements of income.

Net Voyage Revenues. Net voyage revenues for the fixed-rate LNG segment decreased 2.1% to $23.7 million, or $65,833 per calendar-ship-day, for the three months ended March 31, 2006 from $24.2 million, or $67,269 per calendar-ship-day, for the same period last year primarily due to:

•	a decrease of $1.3 million due to the effect on our Euro-denominated revenue from the weakening of the Euro against the U.S. Dollar during the three months ended March 31, 2006 compared to the same period last year; and

partially offset by

•	an increase of $0.8 million from 15.2 days of off-hire for one of our LNG carriers during February 2005.

Vessel Operating Expenses. Vessel operating expenses decreased 15.0% to $3.7 million, or $10,258 per calendar-ship-day, for the three months ended March 31, 2006 from $4.3 million, or $12,064 per calendar-ship-day, for the same period last year primarily due to:

•	a decrease of $0.7 million primarily relating to repair and maintenance work completed on one of our LNG carriers during February 2005;

•	a decrease of $0.2 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during the three months ended March 31, 2006 compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew); and

partially offset by

•	a number of smaller factors that increased vessel operating expenses by $0.3 million.

Depreciation and Amortization. Depreciation and amortization increased 2.1% to $7.7 million for the three months ended March 31, 2006, from $7.5 million for the same period last year primarily due to:

•	an increase of $0.2 million resulting from the amortization of drydock expenditures incurred during 2005.

Depreciation and amortization expense in the fixed-rate LNG segment for both the three months ended March 31, 2006 and the same period last year included $2.2 million of amortization of time-charter contracts acquired as part of the Teekay Spain acquisition.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our dependence on the tanker spot market, any fluctuations in TCE rates affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment increased 5.7 % to $38,243 for the three months ended March 31, 2006, from $36,167 for the same period last year.

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for the three months ended March 31, 2006 and 2005 and includes the effect of forward freight agreements (or FFAs) which we enter into at times as hedges against a portion of our exposure to spot market rates:

------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
                                                   Three Months Ended               Three Months Ended
                                                     March 31, 2006                   March 31, 2005
                                            -----------------------------------------------------------------
                                            Net Voyage             TCE per   Net Voyage             TCE per
                                             Revenues   Revenue    Revenue    Revenues   Revenue    Revenue
Vessel Type                                  ($000's)     Days      Day ($)   ($000's)     Days      Day ($)
------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------

Very Large Crude Carriers..................         -          -          -      8,356         90     92,844
Suezmax Tankers (1)........................    19,493        360     54,147     20,987        540     38,865
Aframax Tankers(1).........................   129,675      2,925     44,333    171,205      4,321     39,622
Large/Medium Product Tankers...............    31,597        948     33,330     20,666        647     31,941
Small Product Tankers......................    15,383        896     17,169     15,574        949     16,411
------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
Totals.....................................   196,148      5,129     38,243    236,788      6,547     36,167
=========================================== ========== ========== ========== ========== ========== ==========
(1)	Results for the three months ended March 31, 2005 for our Suezmax tankers include realized losses from FFAs of $2.1 million ($3,842 per revenue day). Results for the three months ended March 31, 2006 and 2005 for our Aframax tankers include realized gains from FFAs of $0.2 million ($63 per revenue day) and $0.3 million ($68 per revenue day), respectively.

During the first quarter of 2006, approximately 50% of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 57% in the same period last year. This percentage decrease was due primarily to the sale of a number of older vessels from our spot tanker segment during 2005 and a decrease in the number of chartered-in vessels in our spot tanker segment, partially offset by newbuilding deliveries and the increase in average spot tanker rates for the first quarter of 2006 compared to the first quarter of 2005.

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels in our spot tanker segment:

-------------------------------------------------- ------------------------------------- ------------------
                                                       Three Months Ended March 31,
-------------------------------------------------- ------------------------------------- ------------------
                                                          2006                2005           Percentage
                                                     (Calendar Days)     (Calendar Days)       Change
                                                                                                 (%)
-------------------------------------------------- ------------------ ------------------ ------------------

Owned Vessels.....................................        2,340              3,213             (27.2)
Chartered-in Vessels..............................        2,801              3,373             (17.0)
-------------------------------------------------- ------------------ ------------------ ------------------
Total.............................................        5,141              6,586             (21.9)
-------------------------------------------------- ------------------ ------------------ ------------------

The average fleet size of our spot tanker fleet (including vessels chartered-in) decreased 21.9% to 5,141 calendar days for the three months ended March 31, 2006, from 6,586 calendar days for the same period last year. This decrease was primarily the result of:

•	the sale of 13 older Aframax tankers and one older Suezmax tanker in 2005 (collectively, the Spot Tanker Dispositions);

•	the net decrease of the number of chartered-in vessels which was primarily Aframax tankers;

•	the removal of a chartered-in VLCC, now operating in our fixed-rate tanker segment, that commenced service under a long-term charter during April 2005;

•	the removal of an Aframax tanker, now operating in our fixed-rate tanker segment, that commenced service under a long-term charter during the fourth quarter of 2005; and

partially offset by

•	the delivery of four new Aframax tankers in 2005 (collectively, the Spot Tanker Deliveries).

Net Voyage Revenues. Net voyage revenues for the spot tanker segment decreased 17.2% to $196.1 million for the three months ended March 31, 2006, from $236.8 million for the same period last year, primarily due to:

•	a decrease of $40.9 million relating to the Spot Tanker Dispositions;

•	a decrease of $8.4 million relating to the VLCC Transfer;

•	a decrease of $2.2 million relating to the Aframax Transfer;

•	a decrease of $0.4 million from the decrease in the number of chartered-in vessels, partially offset by the increase in our average TCE rate and the impact of our FFA’s both mentioned above; and

partially offset by

•	an increase of $11.3 million relating to Spot Tanker Deliveries.

Vessel Operating Expenses. Vessel operating expenses decreased 17.7% to $14.6 million for the three months ended March 31, 2006, from $17.8 million for the same period last year, primarily due to:

•	a decrease of $5.4 million relating to the Spot Tanker Dispositions;

•	a decrease of $0.4 million relating to the Aframax Transfer;

partially offset by

•	an increase of $1.5 million relating to Spot Tanker Deliveries; and

•	an increase of $1.1 million primarily relating to an increase in crew related costs and insurance premiums.

Time-Charter Hire Expense. Time-charter hire expense decreased 17.7% to $54.5 million for the three months ended March 31, 2006, from $66.2 million for the same period last year, primarily due to:

•	a decrease of $9.2 million relating to the net decrease of the number of chartered-in vessels, partially offset by a 0.9% increase in our average per day time-charter hire expense to $19,458 per day for the three months ended March 31, 2006, from $19,631 per day for the same period last year; and

•	a decrease of $2.5 million relating to the VLCC Transfer.

Depreciation and Amortization. Depreciation and amortization expense decreased 16.8% to $13.2 million for the three months ended March 31, 2006, from $15.9 million for the same period last year, primarily due to:

•	a decrease of $3.6 million relating to the Spot Tanker Dispositions;

•	a decrease of $0.3 million relating to the Aframax Transfer; and

partially offset by

•	an increase of $1.3 million relating to Spot Tanker Deliveries.

Drydock amortization was $1.6 million for the three months ended March 31, 2006, compared to $1.9 million for the same period last year. The decrease in drydock amortization was primarily due to the dispositions of older vessels.

Gain on Sale of Vessels. Gain on sale of vessels for the three months ended March 31, 2006 primarily reflects $0.5 million of amortization of a deferred gain on the sale and leaseback of three Aframax tankers in December 2003. Gain on sale of vessels for the three months ended March 31, 2005 reflects gains of $97.0 million, which include $96.3 million of gains from the sale of eight older Aframax vessels and one Suezmax newbuilding, as well as $0.7 million of amortization of a deferred gain on the sale and leaseback of those three Aframax vessels.

Restructuring Charges. We incurred restructuring charges of $1.9 million for the three months ended March 31, 2006 relating to the relocation of certain operational functions from our Vancouver office to locations closer to where our customers are located and to where our ships operate. During the remainder of 2006, we expect to incur approximately $5.0 million of further restructuring charges as we complete this relocation. We did not incur any restructuring charges in the three months ended March 31, 2005.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 19.5% to $40.3 million for the three months ended March 31, 2006, from $33.7 million for the same period last year. The increase primarily reflects:

•	an increase of $2.0 million for the three months ended March 31, 2006 from the grant of 0.7 million restricted stock units to employees in March 2005 (please read Item 1 - Financial Statements: Note 9 - Capital Stock);

•	an increase of $2.0 million relating to employee stock option compensation (please read Item 1 - Financial Statements: Note 9 - Capital Stock);

•	an increase of $1.6 million from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain general and administrative expenses;

•	an increase of $1.5 million in severance costs;

•	an increase of $0.4 million relating to increases in rent expense, insurance costs and a number of smaller factors;

•	an increase of $0.3 million due to the costs associated with Teekay LNG becoming a public entity in the second quarter of 2005; and

partially offset by

•	a decrease of $1.2 million for the three months ended March 31, 2006 relating to the reduction in costs associated with our long-term incentive program for management (please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies – Long-Term Incentive Program).

Interest Expense. Interest expense decreased 2.5% to $36.7 million for the three months ended March 31, 2006, from $37.7 million for the same period last year, primarily due to the repayment of debt and settlement of interest rate swaps in connection with Teekay LNG’s initial public offering in May 2005 and the conversion of our 7.25% Premium Equity Participating Security Units in February 2006, partially offset by an increase in interest rates applicable to our floating-rate debt and the expiry of $500 million of interest rate swaps during January 2006.

Interest Income. Interest income increased 47.0% to $12.1 million for the three months ended March 31, 2006, from $8.2 million for the same period last year, primarily due to interest earned on cash and cash equivalents and restricted cash held in Teekay Spain relating to capital lease arrangements for two LNG carriers and on restricted cash held under the leases for the three RasGas II LNG newbuilding carriers. Please read Item 1 – Financial Statements: Note 8 – Capital Leases and Restricted Cash.

Equity Income From Joint Ventures. Equity income from joint ventures decreased to $1.1 million for the three months ended March 31, 2006, compared to $2.8 million for the same period last year, primarily due to a decline in earnings from our 50% share in Skaugen Petrotrans, which provides lightering services primarily in the Gulf of Mexico.

Foreign Exchange Gains (Losses). Foreign exchange losses were $11.5 million for the three months ended March 31, 2006, compared to foreign exchange gains of $25.9 million for the same period last year, primarily due to the strengthening of the U.S. Dollar relative to other currencies, particularly the Euro, since March 31, 2005. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Other Income (Loss). Other loss for the three months ended March 31, 2006 was $6.0 million, which was primarily comprised of income tax expense of $3.8 million, loss on expiry of options to construct LNG carriers of $3.1 million, minority interest expense of $1.3 million and a $0.4 million loss on bond redemption, partially offset by leasing income from our volatile organic compound emissions equipment.

Other income for the three months ended March 31, 2005 was $9.9 million, and was primarily comprised of income tax recovery of $9.3 million and leasing income from our volatile organic compound emissions equipment, partially offset by minority interest expense.

Net Income. As a result of the foregoing factors, net income was $101.7 million for the three months ended March 31, 2006, compared to $279.0 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

As at March 31, 2006, our total cash and cash equivalents was $257.0 million, compared to $237.0 million as at December 31, 2005. Our total liquidity, including cash and undrawn long-term borrowings, was $966.4 million as at March 31, 2006, down slightly from $966.8 million as at December 31, 2005. The slight decrease in liquidity was mainly the result of long-term debt repayments, scheduled reductions of revolving credit facilities, cash used for capital expenditures, share repurchases and payment of dividends, partially offset by cash generated by our operating activities during the three months ended March 31, 2006. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

---------------------------------------------------------- -----------------------------------------------
                                                                          Three Months Ended
---------------------------------------------------------- -----------------------------------------------
                                                                  March 31, 2006          March 31, 2005
                                                                     ($000's)                ($000's)
---------------------------------------------------------- ----------------------- -----------------------
Net operating cash flows..................................           109,649                 173,745
Net financing cash flows..................................          (318,426)               (320,089)
Net investing cash flows..................................           228,796                 273,622
---------------------------------------------------------- ----------------------- -----------------------

Operating Cash Flows

The decrease in net operating cash flow mainly reflects the decrease in aggregate calendar-ship-days for our fleet to 10,541 calendar-ship-days for the three months ended March 31, 2006, compared to 11,982 calendar-ship-days for the same period in 2005, and reduction in working capital, partially offset by the increase in average spot TCE rates.

Financing Cash Flows

Scheduled debt repayments were $3.8 million during the three months ended March 31, 2006, compared to $49.1 million during the same period last year. Debt prepayments were $194.4 million during the three months ended March 31, 2006, compared to $357.6 million during the same period last year. We used cash generated from operations and longer-term financings to make these prepayments. Of our debt prepayments in the three months ended March 31, 2006, $191.0 million was used to prepay revolving credit facilities. In addition, we used $3.4 million to repay a portion of the 8.875% Senior Notes due July 11, 2011. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the facilities. Please read Item 1 – Financial Statements: Note 6 – Long-Term Debt.

As at March 31, 2006, our total long-term debt was $2.0 billion, compared to $1.8 billion as at December 31, 2005. As at March 31, 2006, our revolving credit facilities provided for borrowings of up to $1.7 billion, of which $709.4 million was undrawn. The aggregate amount available under our revolving credit facilities reduces by $103.0 million (2006), $148.2 million (2007), $363.4 million (2008), $189.7 million (2009), $91.1 million (2010) and $772.6 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 49 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly or quarterly payments with varying maturities through 2023. In February 2006, our 7.25% Premium Equity Participating Security Units due May 18, 2006 settled and are no longer outstanding. Please read Item 1 – Financial Statements: Note 6 – Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, and prepayment privileges (in some cases with penalties). Certain of the loan agreements require that a minimum level of free cash be maintained. As at March 31, 2006, this amount was $100.0 million. Certain of the loan agreements also require that we maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at March 31, 2006, this amount was $119.1 million.

In January 2006, we entered into sale-leaseback transactions relating the three RasGas II LNG newbuilding carriers. Under the terms of the leases as part of these transactions, we are required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. This amount was $395.3 million as at March 31, 2006. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from the joint venture partners. Please read Item 1 – Financial Statements: Note 8 – Capital Leases and Restricted Cash.

Dividends paid during the three months ended March 31, 2006 were $15.1 million, or $0.2075 per share.

During the first quarter of 2006, pursuant to the share repurchase programs announced in April, July and December 2005 for up to $225.0 million, $250.0 million and $180.0 million, respectively, we repurchased 3.8 million shares for $147.8 million, or an average of $39.00 per share. Please read Item 1 – Financial Statements: Note 9 – Capital Stock.

Investing Cash Flows

During the three months ended March 31, 2006, we incurred capital expenditures for vessels and equipment of $84.4 million. These capital expenditures primarily represented the installment payments on our Suezmax tankers and LNG carriers under construction.

During the three months ended March 31, 2006 and in connection with our sale-leaseback transactions involving the three RasGas II LNG carriers, we sold the shipbuilding contracts for the vessels to SeaSpirit, which reimbursed us for previously paid shipyard installments and other construction costs in the amount of $313.0 million.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2006:

------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
In millions of U.S. Dollars                                         Balance     2007 and    2009 and      Beyond
                                                          Total     of 2006       2008         2010        2010
------------------------------------------------------ ----------- ----------- ----------- ----------- -----------

U.S. Dollar-Denominated Obligations:
    Long-term debt (1)................................   1,577.5        10.3       367.7       143.4     1,056.1
    Chartered-in vessels (operating leases) ..........   1,036.7       261.4       370.2       200.0       205.1
    Commitments under capital leases (2) .............     325.7        22.2       161.9       104.8        36.8
    Commitments under capital leases-newbuildings (3).   1,118.8           -        41.4        48.0     1,029.4
    Newbuilding installments (4)......................     859.3       141.8       644.8        72.7           -
    Vessel purchases and conversion (5)...............     172.3       152.8        19.5           -           -
    Commitment for volatile organic compound
         emissions equipment..........................      19.7        19.7           -           -           -
                                                       ----------- ----------- ----------- ----------- -----------
   Total U.S. Dollar-denominated obligations             5,110.0       608.2     1,605.5       568.9     2,327.4
                                                       ----------- ----------- ----------- ----------- -----------

Euro-Denominated Obligations: (6)
    Long-term debt (1)................................     383.9         6.3        18.4        21.2       338.0
    Commitments under capital leases (2) (7)..........     349.3       149.3        57.8        63.7        78.5
                                                       ----------- ----------- ----------- ----------- -----------
    Total Euro-denominated obligations                     733.2       155.6        76.2        84.9       416.5
                                                       ----------- ----------- ----------- ----------- -----------

Total                                                    5,843.2       763.8     1,681.7       653.8     2,743.9
                                                       =========== =========== =========== =========== ===========
(1)	Excludes interest payments.

(2)	We are committed to capital leases on one Aframax tanker, five Suezmax tankers and two LNG carriers. Each capital lease requires us to purchase the vessel at the end of its respective lease term. The amounts in the table include our purchase obligations for the vessels. Please read Item 1 – Financial Statements: Note 8 – Capital Leases and Restricted Cash.

(3)	We are committed to capital leases on three LNG carriers scheduled for delivery between October 2006 and April 2007. Under the terms of the leases and upon vessel delivery, we are required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. We are committed to funding an additional $137.2 million of deposits ($68.6 million - 2006 and $68.6 million - 2007) throughout the remainder of the construction period. We have long-term financing arrangements in place to fund these remaining commitments. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies.

(4)	Represents remaining construction costs, including the joint venture partners’ 30% interest, if applicable, but excluding capitalized interest and miscellaneous construction costs, for two Aframax tankers, four product tankers, six Suezmax tankers and two LNG carriers. Please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies.

(5)	Represents remaining purchase obligations and conversion costs, but excluding capitalized interest and miscellaneous conversion costs, for one Suezmax tanker and one Aframax tanker, and conversion costs for one Suezmax tanker. Please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2006.

(7)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

We have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at March 31, 2006, the remaining commitments, excluding capitalized interest and other miscellaneous construction costs, on these vessels totaled $801.3 million, of which our share is $320.5 million.

Off-Balance Sheet Arrangements

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in four 50%-owned joint venture companies. Please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies – Joint Ventures. We do not believe these off-balance sheet arrangements have, and we have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional equity securities or any combination thereof.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments, and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2005, included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However we do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, VLCC and product tankers, and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, VLCC and product tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

Drydocking

Generally, we drydock each vessel every two and a half to five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of their five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking.

Goodwill and Intangible Assets

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, contracts of affreightment and intellectual property are amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets has, and goodwill may have a significant impact on our future operating results. The allocation of the purchase price of the acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.

Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended March 31, 2006 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter and product tanker rates; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term contracts; gains on sales of vessels; economic growth; benefits from lease arrangements; future restructuring charges; and Teekay’s share repurchase plan. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil and LNG markets; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly impacting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil; competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of any future acquisitions; the potential for early termination of long-term contracts and our inability to renew or replace long-term contracts; shipyard production delays; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2006
PART I – FINANCIAL INFORMATION

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to fluctuations in foreign currency exchange rates, interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot market rates. Please read Item 1 — Financial Statements: Note 14 — Derivative Instruments and Hedging Activities.

The table below provides information about our financial instruments as at March 31, 2006, which are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

                                                                 Expected Maturity Date
                                       2006       2007       2008       2009       2010    Thereafter  Rate (10)
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                     (in millions of U.S. dollars, except percentages)

Long-Term Debt:
  Fixed-Rate ($U.S.).............      5.4        7.2        7.2        7.2        7.2       344.1        7.4%
  Average Interest Rate..........      4.1%       4.1%       4.1%       4.1%       4.1%        7.7%

  Variable Rate ($U.S.)(1).......      4.9       31.3      322.0       64.5       64.5       745.9        5.4%
  Variable Rate (Euro)(2)(3).....      6.3        8.9        9.5       10.2       11.0       338.0        3.8%

  Capital Lease Obligations(4)(5)
     Fixed-Rate ($U.S.)(6).......      7.5      132.2        5.3        5.5       85.9        26.2        7.6%
     Average Interest Rate (7)...      7.6%       8.8%       6.3%       6.3%       5.5%        8.3%

Interest Rate Swaps: (8)
  Contract Amount ($U.S.)(5)(9)..         -       2.2        4.5      209.3       14.1     1,314.9        5.1%
  Average Fixed Pay Rate(1)......         -       6.2%       6.2%       4.3%       5.6%        5.2%
  Contract Amount (Euro)(3)......      6.3        8.9        9.5       10.2       11.0       338.0        3.8%
  Average Fixed Pay Rate(2)......      3.8%       3.8%       3.8%       3.8%       3.8%        3.8%
(1)	Interest payments for U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(2)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(3)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2006.

(4)	Excludes capital lease obligations (present value of minimum lease payments) of 247.5 million Euros ($300.0 million) on two of our LNG carriers with a weighted-average fixed interest rate of 5.7%. Under the terms of these fixed-rate lease obligations, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.2%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, (including purchase obligations). As at March 31, 2006, this amount was 252.3 million Euros ($305.7 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(5)	During January 2006, three of our subsidiaries, each of which has contracted to have built one LNG carrier sold their shipbuilding contracts and entered into 30-year leases, commencing upon the completion of vessel construction, for these three LNG carriers. Under the terms of the leases and upon vessel delivery, we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. Both the deposits, which as at March 31, 2006 were $395.3 million, and the lease obligations, which upon delivery are expected to be approximately $180 million per vessel, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and thus the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2006, the contract amount, fair value and fixed interest rates of these interest rate swaps related to its capital lease obligations and restricted cash deposits were $387.5 million and $392.1 million, $29.2 million and ($35.1) million, 4.9% and 4.8%, respectively.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation.

(7)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(8)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(9)	Includes interest rate swaps of $344.0 million, $226.0 million and $575.0 million that have inception dates of 2006, 2007 and 2009, respectively.

(10)	Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt, as at March 31, 2006, and average fixed pay rate for our swap agreements, as applicable. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of March 31, 2006 ranged from 1.1% to 1.3%.

The following table sets forth further information about these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, forward freight agreements and our long-term debt as at March 31, 2006 and December 31, 2005:

                                                     Contract               Carrying Amount                Fair
                                                      Amount            Asset          Liability          Value
                                                ----------------- ---------------- ---------------- ---------------
                                                                    (in millions of U.S. dollars)
March 31, 2006
Foreign Currency Forward Contracts.............        176.9              0.9                               0.9
Interest Rate Swap Agreements..................      1,924.3             64.9             35.1             29.8
Bunker Fuel Swap Contracts.....................          9.6              0.8                               0.8
Forward Freight Agreements.....................         37.6              2.6                               2.6
Debt (including capital lease obligations
  and loan from joint venture partner).........      2,557.9                           2,557.9         (2,578.9)

December 31, 2005
Foreign Currency Forward Contracts.............        119.1                               1.2             (1.2)
Interest Rate Swap Agreements..................      2,421.4                              33.5            (33.5)
Forward Freight Agreements.....................         35.4                               0.2             (0.2)
Debt (including capital lease obligations
  and loan from joint venture partner).........      2,433.0                           2,433.0         (2,466.2)

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11 — Quantitative and Qualitative Disclosures about Market Risk contained in our Annual Report on Form 20-F for the year ended December 31, 2005.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
March 31, 2006
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

                None

Item 1A – Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2005, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2005 Annual Report on Form 20-F.

Item 2 – Changes in Securities and Use of Proceeds

                None

Item 3 – Defaults Upon Senior Securities

                None

Item 4 – Submission of Matters to a Vote of Security Holders

                None

Item 5 – Other Information

                None

Item 6 – Exhibits

                None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•    REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•    REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•    REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
•    REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Teekay Shipping Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (or Teekay), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated May 2, 2006, relating to the unaudited consolidated interim financial statements of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended March 31, 2006.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, May 2, 2006	/s/ Ernst & Young LLP Chartered Accountants